Exhibit 99.1

China Jo-Jo Drugstores, Inc. Announces 1-for-20 Reverse Stock Split

HANGZHOU, China, February 27, 2024 /PRNewswire/ – China Jo-Jo Drugstores, Inc. (the “Company”) (Nasdaq: CJJD), a Cayman Islands exempted company, reported that it expects to implement a 1-for-20 reverse stock split on its ordinary shares (“Ordinary Shares”) effective Friday, March 1, 2024, with trading to begin on a split-adjusted basis at the market open on that day. Trading in the Ordinary Shares will continue on the Nasdaq Capital Market under the symbol “CJJD”. The new CUSIP number for the Ordinary Shares following the reverse stock split is G2124G 120.

Upon the effectiveness of the reverse stock split, every 20 shares of the Company’s issued and outstanding Ordinary Shares, par value $0.012 per share, will automatically be converted into one issued and outstanding Ordinary Share, par value $0.24 per share. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares.

The reverse stock split at a ratio of 1-for-20 shares was approved by the Company’s board of directors and its shareholders. The Company is to file a Third Amended and Restated Memorandum and Articles of Association with the Cayman Islands Registrar of Companies effective March 1, 2024.

About China Jo-Jo Drugstores, Inc.

China Jo-Jo Drugstores, Inc. ("Jo-Jo Drugstores" or the "Company"), is a leading online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products and a provider of healthcare services in China. Jo-Jo Drugstores currently operates an online pharmacy and retail drugstores with licensed doctors on site for consultation, examination and treatment of common ailments at scheduled hours. It is also a wholesale distributor of products similar to those carried in its pharmacies. For more information about the Company, please visit http://jiuzhou360.com. The Company routinely posts important information on its website.

Forward-Looking Statements

This press release contains information about the Company's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company's encourages you to review other factors that may affect its future results in the Company's annual reports and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:

Frank Zhao

Chief Financial Officer

+86-571-88077108

frank.zhao@jojodrugstores.com

Investor Relations Contact:

Tina Xiao

Ascent Investor Relations LLC

+1- 646-932-7242

investors@ascent-ir.com